Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1-212-455-2163	E-mail Address mbrod@stblaw.com

October 12, 2021

VIA EDGAR

Re:	Green Visor Financial Technology Acquisition Corp. I
Confidential Draft Registration Statement on Form S-1
Submitted June 4, 2021
CIK No. 0001858503

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are submitting this letter on behalf of Green Visor Financial Technology Acquisition Corp. I (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated July 1, 2021 (the “Comment Letter”), with respect to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). The Company has additionally prepared Amendment No. 1 (“Amendment No. 1”) to the Registration Statement in response to the Staff’s Comment Letter and to otherwise update its disclosure.

Upon request, we can provide the Staff with a marked version of Amendment No. 1 showing changes from the Registration Statement.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter (other than those in the Staff’s comment) correspond to the pages in Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

New York	BEIJING	BRUSSELS	HONG KONG	Houston	LONDON	Los Angeles	PALO ALTO	SÃO PAULO	TOKYO	Washington, D.C.

Securities and Exchange Commission	October 12, 2021

Draft Registration Statement on Form S-1 submitted June 4, 2021

Our Acquisition Process, page 12

1.	Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

The Company has revised its disclosure on pages 12 and 74 accordingly. The Company has provided an additional risk factor on page 44 accordingly.

Provisions in our amended and restated articles of association, page 75

2.	We note that your exclusive forum provision identifies the federal courts of the United States as the exclusive forum for claims arising under the provisions of the Securities Act. However, please also clarify by stating that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. Please revise accordingly. Also, include disclosure about this provision and the warrant agreement exclusive forum provision discussed on page 70 in the Description of Securities section beginning on page 143.

The Company has revised its disclosure on pages 81,162 and 169 accordingly.

Principal Shareholders, page 139

3.	Please revise to identify the natural person(s) with voting or dispositive control of the shares held by Green Visor Capital Holdco, LLC.

The Company has revised its disclosure on pages 145 and 146 accordingly.

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Securities and Exchange Commission	October 12, 2021

Please do not hesitate to call me at (212-455-2163) with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Mark Brod

Mark Brod

cc:	Securities and Exchange Commission
Mark Brunhofer
Sharon Blume
John Stickel
Susan Block

Green Visor Financial Technology Acquisition Corp. I
Richard Kim

Simpson Thacher & Bartlett LLP
Daniel N. Webb

Paul Hastings LLP
Jonathan Ko